July 14, 2011

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:       T. Rowe Price Floating Rate Fund, Inc. (“Registrant”)

File Nos.: 333-174605 and 811-22557

Dear Ms. O’Neal-Johnson:

The following is in response to your letter of June 20, 2011, regarding the Form N-1A registration statement filed for the above Registrant on May 27, 2011.  Set forth below are our responses to your comments on the prospectuses for the T. Rowe Price Floating Rate Fund (the “Fund”) and its Advisor Class of shares.

Comment:

In the “Principal Risks” section of the prospectuses, under the subsection “Credit risk,” please insert “(also known as ‘junk’ securities)” or similar language following the disclosure “Because a significant portion of the fund’s investments may be rated below investment-grade….”

Response:

The first sentence of the second paragraph under “Credit risk” will be revised as follows:

Because a significant portion of the fund’s investments may be rated below investment-grade (also know as “junk securities”), the fund is exposed to greater volatility than if it invested mainly in investment-grade bonds and loans.

Comment:

In the “Tax Information” section of the prospectuses, it states the following:  “Distributions by the fund…may be taxed as ordinary income or capital gains unless you invest through an individual retirement account, 401(k) plan, or other tax-deferred account.”  Please add disclosure that fund shares may be taxable upon withdrawal from such accounts.

Response:

The following sentence appears immediately after the sentence that you cite:  “A redemption or exchange of fund shares may be taxable unless the fund shares are held in a tax-deferred account.”  We believe that this sentence adequately conveys the concept that fund shares may be taxable upon withdrawal from accounts other than individual retirement accounts, 401(k) plans, or other tax-deferred accounts.  Because we do not refer to “withdrawal” anywhere else in the prospectuses, we prefer to utilize the term “redemption or exchange” so as to avoid confusion for the fund’s shareholders.

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Comment:

In the “Payments to Broker-Dealers and Other Financial Intermediaries” section, it states the following:  “If you purchase shares of the fund through a broker-dealer or other financial intermediary, the fund and its related companies may pay the intermediary for  the performance of administrative services.”  (Emphasis added.)  This sentence does not completely comply with Form N-1A, which prescribes the following disclosure:  “If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  (Emphasis added.)  Please explain the basis for excluding such language or revise the disclosure in order to comply with the Form.

Response:

In the T. Rowe Price Floating Rate Fund – Advisor Class prospectus, we already include the verbatim disclosure prescribed by Item 8 of Form N-1A because our Advisor Class funds may make payments to intermediaries for the distribution and servicing of fund shares.  Based on previous communications with the staff, we have been modifying our intermediary compensation disclosure for all of our Retail funds because these funds do not pay financial intermediaries for distribution (i.e., 12b-1 fees) related to the sale of fund shares.

However, the T. Rowe Price Retail funds may be sold through third-party intermediaries and accordingly have adopted an administrative fee payment (“AFP”) program that authorizes them to pay those intermediaries for administrative services.  The AFP program allows a Retail fund to pay retirement plans, retirement plan recordkeepers, insurance companies, banks, and broker-dealers for sub-transfer agency, recordkeeping, and other administrative services provided on behalf of the fund.  These administrative services may include transmitting net purchase and redemption orders to T. Rowe Price, maintaining separate records reflecting shareholders’ transactions and share balances, preparing and delivering shareholder confirmations and statements, processing dividend payments and other distributions, and supporting telephone and internet inquiries in connection with these services.

Item 8 of Form N-1A provides that a fund may modify the statement if the modified statement contains comparable information and omit the statement if neither the fund nor any of its related companies pay financial intermediaries for the sale of fund shares or related services.  Because our Retail funds only pay intermediaries for administrative services and not for distribution, we believe that is appropriate to modify the disclosure to refer to intermediary payments only for the performance of administrative services.  Similarly, we believe it is appropriate to omit the reference to “for the sale of Fund shares” as the reference could be misleading to Retail fund shareholders since the Retail Funds (and the Funds’ adviser) do not pay 12b-1 fees or other distribution-related payments to intermediaries.

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Comment:

In the “More Information about the Fund and Its Investment Risks” section, under the subsection “Related Performance Information,” the third sentence states the following:  “Rather, it is a collection of all the portfolios  managed by T. Rowe Price that have investment objectives, policies, and strategies that are substantially similar to those of the T. Rowe Price Floating Rate Fund.”  (Emphasis added.)  The disclosure further states that “As of March 31, 2011, there was one portfolio in the composite.”  (Emphasis added.)  Also, the accompanying table is titled as follows:  Prior Performance of Similar Portfolios  Managed by T. Rowe Price.”  (Emphasis added.)  These statements appear to be contradictory.  Please confirm to the staff that the performance includes all accounts that are substantially similar to the fund.  If the presentation excludes accounts, the fund should supplementally represent that the exclusion of accounts would not cause the composite performance to be misleading.

Response:

We expect the Fund to be added to the T. Rowe Price Floating Rate Bank Loan composite once it is fully invested in accordance with its investment program, but currently the composite consists of only one account – the T. Rowe Price Institutional Floating Rate Fund.  This fund, which is also an open-end investment company registered under the Investment Company Act of 1940, is the only existing account managed by T. Rowe Price Associates, Inc. and its affiliates that is substantially similar to the Fund.  To eliminate the conflicting language you have identified and to clarify that the performance does not include accounts subject to different regulatory requirements, we propose to revise the disclosure preceding the table as follows:

The following information shows historical total returns for the Floating Rate Bank Loan Composite. The composite is comprised of a portfolio managed by T. Rowe Price that has investment objectives, policies, and strategies that are substantially similar to those of the T. Rowe Price Floating Rate Fund.

The performance information is historical and should not be considered predictive of the fund’s future results.

As of March 31, 2011, there was only one portfolio in the composite. This portfolio is also a mutual fund registered under the Investment Company Act of 1940 (1940 Act), and is thus subject to the same diversification requirements and other restrictions and investment limitations imposed on the T. Rowe Price Floating Rate Fund by the 1940 Act and Internal Revenue Code.

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The following table shows return figures for the portfolio within the composite net of expenses of 0.85%, which is the expected expense ratio of the fund. Because the expense ratio of the fund is higher than the expense ratio of the portfolio comprising the composite, the performance shown is lower than the actual returns of the composite portfolio.

In addition, we propose to change the title of the table to “Prior Performance of a Similar Portfolio Managed by T. Rowe Price.”

Comment:

Confirm whether the standardized SEC method was used to calculate the prior performance.  If not, the fund should disclose how the performance was calculated and that the method differs from the standardized SEC method.

Response:

The returns were adjusted to assume that the fund within the composite had a net expense ratio of 0.85%, which is the expected expense ratio of the T. Rowe Price Floating Rate Fund (and 0.95%, which is the expected expense ratio of the T. Rowe Price Floating Rate Fund – Advisor Class).  However, the standardized SEC method was used in calculating this prior performance.  If the composite has consisted of more than one portfolio, we would have presented asset-weighted returns and clearly disclosed that this method differs from the required SEC method for calculating mutual fund performance.

Comment:

In the “Disclosure of Fund Portfolio Information” section, the prospectuses state that “a description of T. Rowe Price’s policies and procedures with respect to the disclosure of portfolio information is in the Statement of Additional Information.”  If applicable, please also state that this information is available on the fund’s website and provide the website address.

Response:

Although the T. Rowe Price websites set forth monthly top ten holdings and quarterly full portfolio holdings for the T. Rowe Price funds, the websites do not provide detailed information relating to our selective disclosure policies and procedures.  Our funds’ Statement of Additional Information is available on our website.  As a result, we believe that the statement does not require any changes.

Comment:

The page reference numbers on the table of contents for Parts I and II of the Statement of Additional Information appear to be incorrect.

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Response:

In our subsequent filing, the Statement of Additional Information table of contents will contain correct page number references based on how the document will be paginated in the portable document format (PDF) that will appear on the T. Rowe Price website.  We believe that the pages numbers for a particular document that appear as part of a filing on EDGAR may sometimes differ from the actual page numbers in the PDF that is produced.  As a result, after our next filing we can send to you via email a PDF of the Fund’s final Statement of Additional Information or you can visit the T. Rowe Price website after the Fund incepts to access the Statement of Additional Information.

Comment:

If the fund intends to use a Summary Prospectus under Rule 498 of the Securities Act of 1933, please provide your proposed legend required by Rule 498(b)(1)(v) in advance of use.

Response:

We do not intend to produce a Summary Prospectus for the Fund’s Advisor Class.  For the T. Rowe Price Floating Rate Fund, our proposed Summary Prospectus legend is as follows:

Before you invest, you may want to review the fund’s prospectus, which contains more information about the fund and its risks. You can find the fund’s prospectus and other information about the fund online at troweprice.com/prospectusesandreports. You can also get this information at no cost by calling 1-800-638-5660 or by sending an e-mail request to info@troweprice.com. This Summary Prospectus incorporates by reference the fund’s prospectus, dated July 29, 2011, and Statement of Additional Information, dated July 29, 2011.

Comment:

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:

We do not expect to submit an exemptive application or no-action request in connection with the Fund’s registration statement.

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345-6646, or in my absence, Darrell N. Braman at 410-345-2013.

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Sincerely,

/s/ Brian R. Poole

Brian R. Poole

Vice President and Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

•        The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•        Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•        The Fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Oestreicher

David Oestreicher

Vice President, T. Rowe Price Floating Rate Fund, Inc.

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